SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                   S C H E D U L E   13D

         Under the Securities Exchange Act of 1934
                    (Amendment No. 1)*

                           VOXEL
                     (Name of Issuer)

                COMMON STOCK, NO PAR VALUE
              (Title of Class of Securities)

                         928935105
                      (CUSIP Number)

                                            Copy to:

                             Howard S. Breslow, Esq.
Dr. Bernard B. Levine        Breslow & Walker
210 Riverside Drive          100 Jericho Quadrangle
New York, New York 10025    Jericho,New York 11753
Telephone (212) 865-6655     Telephone (516) 822-
                             6505

      (Name, Address and Telephone Number of Persons
     Authorized to Receive Notices and Communications)

                      April 30, 1998
   (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-d-1(g), check the following
space     .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
             (Continued on following page(s))

CUSIP

No. 928935105                                  13D                       Page 2 of 4
Name of Reporting Person
Bernard B. Levine

   S.S. or I.R.S. Identification No. of Above Person
                                         ###-##-####
 2Check the Appropriate Box if a  Member of a
Group*(a)   [ ]

                                                                                   (b)   [ ]
 3SEC Use Only
C

 4Source of Funds*
C

 5Check Box if Disclosure of Legal Proceedings is Required                             [ ]

 6Citizenship or Place of Organization                                  United States

    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
7Sole Voting Power
      0 shares                                                                       0%
8Shared Voting Power
      0 shares                                                                       0%
9Sole Dispositive Power
      0 shares                                                                       0%
10Shared Dispositive Power
      0 shares                                                                       0%
11Aggregate Amount Beneficially
Owned By Each Reporting Person
                                             0 shares
C

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*              [ ]

13Percent of Class Represented by Amount in Row (11)
                                                                                     0%

14Type of Reporting Person*

                                            IN

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!
       This Statement, dated April 30, 1998, constitutes
Amendment No. 1 to the Schedule 13D, dated January 30,
1996, (the "Schedule"), regarding the reporting person's ownership of the common stock, no par value per share, of VOXEL (the "Common Stock").

       Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule.

       This Amendment No. 1 to the Schedule is filed by the reporting person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It only refers to information which has materially changed since the filing of the Schedule.


Item 5.       Interest in Securities of the Issuer.

       (a) As of May 12, 1998, Dr. Levine does not beneficially own any shares of Common Stock.

       (b) Not applicable.

       (c) During the past sixty days, Dr. Levine effected the following transactions in the securities of the Company
(all of which were made in the open market through a broker):

                                         Number of Shares (S)
                                          and Warrant (W)
     Date of Purchase/Sale                Purchased or (Sold)          Price per Share/Warrant

       April 29, 1998                           (10,000)(S)                $5.0937
       April 30, 1998                           (10,000)(S)                $5.125
       April 30, 1998                           (10,000)(S)                $5.25
       April 30, 1998                           (20,000)(S)                $5.1875
       April 30, 1998                           (20,000)(S)                $5.0625
       May 11, 1998                             (302,400)(S)               $1.76259*
       May 11, 1998                             (16,000)(W)                $.28125
       May 12, 1998                             (35,000)(S)                $2.09375

*average price

       (d) Not Applicable.

       (e) Effective April 29, 1998, Dr. Levine ceased to be the beneficial owner of more than five percent of the Common Stock.

                         Signature

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: May 29, 1998

/s/ Bernard B. Levine
Bernard B. Levine




ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).